Exhibit 99.2

ANCORA ADVISORS SUPPORTS VOTE FOR CHANGE AT SHUTTERFLY

CLEVELAND, May 29, 2015 /PRNewswire/ -- Ancora Advisors LLC (“Ancora”), a shareholder of Shutterfly, Inc. (“Company” or “SFLY”), is urging shareholders of Shutterfly to consider supporting change, as set forth in an open letter that was filed with the SEC this morning. The letter to shareholders illustrates the need for transformative change within the Shutterfly board of directors as well as the executive compensation program. Please find below a summary of and link to the full text of the letter.

Ancora intends to vote for the Marathon slate of directors at the upcoming annual meeting of shareholders of Shutterfly. Unless the Company were to make truly meaningful concessions with regards to both its executive compensation plan and corporate governance practices, we urge shareholders to carefully consider the points outlined in our letter before reaching a conclusion regarding voting their shares.

In recent weeks, the Shutterfly board of directors has endeavored to demonstrate that it is shareholder friendly, despite receiving a corporate governance rating from ISS prior to its 2014 annual meeting of 9 out of 10, with 10 being the worst. We were also troubled by a number of items from our review of the Company’s proxy materials, including but not limited to:

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Seeming lack of conviction by the compensation committee to follow through with shareholder-driven compensation reform;

Apparent need for a compensation overhaul that would align management with shareholders, similar to the 2012 Cimpress plan that includes more at-risk comp and long-term incentives; and

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The fact that the Company’s free cash flow definition excludes the ongoing, real cost to shareholders of stock compensation, which we believe should be treated as a cash expense, as exemplified by the recent opinion in the Ancestry.com appraisal rights case

We also note that the board has presided over a lengthy period (since 2011) that has been characterized by inferior shareholder returns, poor capital allocation, and a loss of management credibility among investors. As such, we believe the Shutterfly board is out of touch with shareholder interests and requires a strong mandate for change. We hope that convincing shareholder support for the Marathon slate will deliver this message and should begin the process of returning the Company to a path of material value creation for shareholders.

Please click the following link to access our full open letter: ANCORA LETTER TO SFLY SHAREHOLDERS